FOR IMMEDIATE RELEASE                                               Exhibit 99.6

Contact:
Kevin McGrath                                        Barry Sloane
Cameron Associates, Inc.                             Chairman of the Board & CEO
212-245-8800                                         Newtek Capital, Inc.
Kevin@cameronassoc.com                               212-826-9022
                                                     bsloane@newtekcapital.com

   NEWTEK ANNOUNCES MAJOR EXPANSION OF ITS BUSINESS DEVELOPMENT CAPABILITIES

New York - July 31, 2001- Newtek Capital Inc. (AMEX:NKC) is pleased to announce that Gregory Zink and Celia Holtzberg have joined Newtek Capital, Inc. Mr. Zink is a principal in Wilshire Partners, LLC, Newtek's Florida certified capital company ("CAPCO") and is joining Newtek on a full time basis. Ms. Holtzberg, former head of portfolio management at New York Life Insurance Company, will be primarily responsible for sourcing insurance company funding and making acquisitions in early stage high growth businesses.

Most recently, Ms. Holtzberg served as a volunteer consultant with The New York City Investment Fund. For the previous 13 years, she was in charge of the $53 billion fixed income portfolios at New York Life Insurance Company, the fifth largest insurance company in the U.S. Ms. Holtzberg holds a CFA and graduated from Alfred University.

Barry Sloane, Chairman and CEO of Newtek Capital, stated: "We are delighted and honored to have Celia Holtzberg join our organization. She brings experience, discipline and an approach to the markets that will add value to all aspects of our business."

Mr. Zink has over 10 years experience in the venture capital business including investing, structuring and managing investments in both early and later stage private and public businesses in the US and Japan. Mr. Zink has previously served as an investment advisor and consultant to a private investment trust, Director, CEO and CFO of Heuristic Development Group, Inc., (NASDAQ) and Chairman and CFO of Nekton Diving Cruises, Inc. Mr. Zink currently serves as a Director, COO and CFO of Nautilus Group Japan, Ltd., which is the exclusive distributor and franchisor of nautilus equipment and fitness centers. Mr. Zink holds an MBA from the Wharton School of Business.

Barry Sloane commented: "We are pleased to have Greg come aboard as a full-time employee as well as principal in our Florida CAPCO. As our business continues to grow, Greg's broad range of skills and experience with early stage companies can be more fully utilized by our organization."

Newtek Capital, Inc. (www.newtekcapital.com) creates significant non-dilutive capital through the operation of seven CAPCOs in four states. Since 1998, Newtek has raised more than $145 million of certified capital and has made investments in 27 companies, 10 majority-owned or primarily controlled partner companies and investments in 17 other businesses. Newtek is attempting to continue its current pace of two to three principal acquisitions or investments per quarter, but this pace is highly dependent on many factors beyond Newtek's control. Newtek's portfolio of partner companies includes Transworld Business Brokers, Direct Creations, Starphire Technologies, NicheDirectories, Group

Management Technologies, AIDA Corp and Merchant Data Systems. Newtek operates as a holding company for a network of partner companies in a collaborative and coordinated effort to develop successful businesses in a number of emerging and technological areas. Newtek has offices in New York City, East Meadow, NY, Miami, FL, Mequon, WI, New Orleans, LA and Buffalo, NY.

The statements in this release may contain forward-looking statements relating to such matters as anticipated future financial performance, business prospects and similar matters. The Private Securities Reform Act of 1995 provides a safe harbor for forward-looking statements. In order to comply with the terms of the safe harbor, the Company notes that a variety of factors could cause the Company's actual results to differ materially from the anticipated results expressed in the Company's forward looking statements such as intensified competition and/or operating problems in its operating business projects and their impact on revenues and profit margins The Company also notes that overall profitability could be materially effected by economic conditions and unanticipated developments in the core businesses of our partner companies.